UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11.0

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CONTANGO OIL & GAS COMPANY

(Name of Issuer)

Common Stock, par value $0.04 per share

(Title of Class of Securities)

2107-5N-105

(CUSIP Number)

Michael E. Cahill, Esq.

Group Managing Director & General Counsel

The TCW Group, Inc.

865 South Figueroa Street, Ste. 1800

Los Angeles, California  90017

(213) 244-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 2107-5N-105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The TCW Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,943,552

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,943,552

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,943,552

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.6%

14.	Type of Reporting Person (See Instructions) HC, CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trust Company of the West

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,943,552

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,943,552

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,943,552

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.6%

14.	Type of Reporting Person (See Instructions) OO, HC

Item 1.	Security and Issuer

This Amendment No. 3 (this “Amendment”) supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the “Schedule 13D”) of The TCW Group, Inc. and Trust Company of the West filed with the Securities and Exchange Commission on January 10, 2000 and amended or supplemented by Amendment No. 1 filed on July 10, 2001 and  Amendment No. 2 filed on August 3, 2001.  This Amendment relates to the Common Stock, par value $0.04 per share (“Common Stock”) of Contango Oil & Gas Company, a Delaware  corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3700 Buffalo Speedway, Suite 960 Houston, Texas 77098.

Item 2 is hereby amended and restated to read as follows:
Item 2.	Identity and Background

(i)            (a)           Name:  The TCW Group, Inc. (“TCWG”)

(b)           Business address:  865 South Figueroa Street, Suite 1800, Los Angeles, California 90017

(c)           Principal occupation and business address:  TCWG is a holding company of entities involved in the principal business of providing investment advice and management services.  TCWG is a Nevada corporation.

(ii)           (a)           Name:  Trust Company of the West (“TCW”)

(b)           Business address:  865 South Figueroa Street, Suite 1800, Los Angeles, California 90017

(c)           Principal occupation and business address:  TCW is a California trust company which provides investment management services.

TCW and TCWG may be referred to collectively herein as the “Reporting Persons”.

Societe Generale S.A., a company incorporated under the laws of France (“SG”), owns approximately 67% of the equity securities of TCWG and 86% of the voting rights of TCWG.  SG is the ultimate parent company of both TCWG and TCW.  The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including TCWG and TCW.

SG, for purposes of the federal securities laws, may be deemed ultimately to control the Reporting Persons.  SG, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except TCWG), may beneficially own additional securities of the Issuer (the “Shares”) and such Shares are not reported in this statement.  In accordance with Securities and Exchange Commission (“SEC”) Release No. 34-39538 (January 12, 1998), and due to the separate management and independent operation of its business units,

SG disclaims beneficial ownership of Shares beneficially owned by the Reporting Persons.  The Reporting Persons disclaim beneficial ownership of Shares beneficially owned by SG and any of SG’s other business units.

(a)-(c) & (f)

  (i) The executive officers of TCWG are listed below.  The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.  Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers

Robert A. Day	Chairman of the Board & Chief Executive Officer
Ernest O. Ellison	Vice Chairman
Thomas E. Larkin, Jr.	Vice Chairman
Marc I. Stern	President
Alvin R. Albe, Jr.	Executive Vice President & Chief Marketing Officer
Robert D. Beyer	Executive Vice President & Chief Investment Officer
William C. Sonneborn	Executive Vice President & Chief Operating Officer
Patrick R. Pagni	Executive Vice President
Peter A. Brown	Managing Director & Director of Tax
Michael E. Cahill	Group Managing Director, General Counsel & Secretary
Elnoise J. Davis	Managing Director
David S. DeVito	Managing Director, Chief Financial Officer & Assistant Secretary
Hilary G. D. Lord	Managing Director, Chief Compliance Officer & Assistant Secretary
Kathleen J. Watanabe	Assistant Secretary

Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

  (ii) The executive officers and directors of TCW are listed below.  The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California  90017.  Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors

Robert A. Day	Chairman of the Board & Chief Executive Officer
Ernest O. Ellison	Vice Chairman
Thomas E. Larkin, Jr.	Vice Chairman
Marc I. Stern	President
Alvin R. Albe, Jr.	Executive Vice President & Chief Marketing Officer
Robert D. Beyer	Executive Vice President & Chief Investment Officer

William C. Sonneborn	Executive Vice President & Chief Operating Officer
Patrick R. Pagni	Executive Vice President
Peter A. Brown	Managing Director & Director of Tax
Michael E. Cahill	Group Managing Director, General Counsel & Secretary
Elnoise J. Davis	Managing Director
David S. DeVito	Managing Director, Chief Financial Officer & Assistant Secretary
Hilary G. D. Lord	Managing Director, Chief Compliance Officer & Assistant Secretary
Kathleen J. Watanabe	Assistant Secretary

  (d)-(e)

During the last five years, neither TCWG, TCW, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby supplemented to add the following:

Item 3.	Source and Amount of Funds or Other Consideration

1,000,000 shares of Common Stock were acquired by the Reporting Persons on February 2, 2004 upon the conversion of 2,500 shares of Series A Convertible Preferred Stock (“Preferred Stock”) into Common Stock.  As previously disclosed on Schedule 13D, the 2,500 shares of Preferred Stock were acquired pursuant to the Securities Purchase Agreement dated as of August 24, 2000 between TCW and the Issuer, amending the Securities Purchase Agreement dated as of December 29, 1999 (the “Securities Purchase Agreement”).

325,567 shares of Common Stock were acquired by the Reporting Persons on February 3, 2004 upon the cashless exercise of 435,185 warrants (“Warrants”) to purchase Common Stock.  As previously disclosed on Schedule 13D, the Warrants were acquired by the Reporting Persons pursuant to the Securities Purchase Agreement.

14,010 shares of Common Stock were acquired by the Reporting Persons on March 1, 2004 upon the cashless exercise of certain options to acquire 25,000 shares of Common Stock.

Item 4 is hereby supplemented to add the following:

Item 4.	Purpose of the Transaction

The securities reported were disposed of in certain open market transactions and upon the cashless exercise of certain options to acquire shares of Common Stock.  The remaining securities beneficially owned by the Reporting Persons are being held for investment purposes.  At any time, the Reporting Persons may determine to dispose of some or all of the Common Stock they hold, subject to applicable law.  The Reporting

Persons may also make purchases of Common Stock from time to time, subject to applicable law.  Any decision to make such additional dispositions or purchases will depend, however, on various factors, including, without limitation, the price of the Common Stock, stock market conditions, alternative investment opportunities and the business prospects of the Issuer.  Other than as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.

Item 5 is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer

TCWG, as parent of TCW, may be deemed to have the power to vote and dispose of the shares of Issuer’s Common Stock that TCW has power to vote and dispose, all of which constitutes 2,943,552 shares as provided in (A) below.

TCW holds its securities in the Issuer as Investment Manager pursuant to the Investment Management Agreement, dated as of June 6, 1988, between General Mills, Inc. and TCW and as Custodian pursuant to the Custody Agreement, dated as of February 6, 1989, among General Mils, Inc., TCW and State Street Bank and Trust Company, as Trustee.  TCW disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein.  TCWG, as the parent of TCW, may be deemed to beneficially own shares of the Issuer’s Common Stock deemed to be owned by TCW.  TCWG disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Amendment No. 3 shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by such filing.

The TCW Group, Inc.

(a)          Aggregate shares of Common Stock and percentage beneficially owned:

2,943,552 (22.6%)

(b)          Sole voting and dispositive power:  0

Shared voting and dispositive power:  2,943,552

(c)           Transactions effected during past sixty days:

On November 30, 2004, the Reporting Persons sold 3,900 shares of Common Stock in an open market sale at a price of $7.5785 per share.

On December 1, 2004, the Reporting Persons sold (i) 2,500 shares of Common Stock in an open market sale at a price of $8.3 per share, (ii) 59,077 shares of Common Stock in an open market sale at a price of $8.3037 per share and (iii) 25,600 share of Common Stock in an open market sale at a price of $8.3964 per share.

On December 2, 2004, the Reporting Persons sold (i) 17,500 shares of Common Stock in an open market sale at a price of $8.0023 per share and (ii) 22,300 shares of Common Stock in an open market sale at a price of $7.9631 per share.

On December 3, 2004, the Reporting Persons sold (i) 34,000 shares of Common Stock in an open market sale at a price of $7.7463 per share and (ii) 5,500 shares of Common Stock in an open market sale at a price of $7.7665 per share.

On December 14 2004, the Reporting Persons sold (i) 9,200 shares of Common Stock in an open market sale at a price of $7.5391 per share and (ii) 7,300 shares of Common Stock in an open market sale at a price of $7.5932 per share.

Trust Company of the West

(a)  Aggregate shares and percentage beneficially owned:

2,943,552  (22.6%)

(b)          Sole voting and dispositive power:  0

Shared voting and dispositive power: 2,943,552

(c)           Transactions effected during past sixty days:

See activity of the Reporting Persons above in Item 5(c) for TCWG which include transactions involving stock owned beneficially by both TCWG and TCW.

TCWG and TCW disclaim beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Amendment shall not be construed as an admission that any such person is the beneficial owners of any securities covered in this Amendment.

Item 6 is hereby amended as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Since the date of Amendment No. 2, all derivative securities, including (i) the Preferred Stock and Warrants acquired pursuant to the Securities Purchase Agreement and (ii) certain options to acquire shares of Common Stock, have been converted into shares of Common Stock as previously reported on Form 4.

TCW holds its securities in the Issuer as Investment Manager pursuant to the Investment Management Agreement, dated as of June 6, 1988, between General Mills, Inc. and TCW and as Custodian pursuant to the Custody Agreement, dated as of February 6, 1989, among General Mils, Inc., TCW and State Street Bank and Trust Company, as Trustee.  TCW disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein.  TCWG, as the parent of TCW, may be deemed to beneficially own shares of the Issuer’s Common Stock deemed to be owned by TCW.  TCWG disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Amendment No. 3 shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by such filing.

Other than as set forth herein, there has been no change in the information set forth in Item 6 of Schedule 13D.

Item 7 is hereby amended as follows:

Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2004

THE TCW GROUP, INC.

By:	/s/ Lazarus Sun
Name: Lazarus Sun
Title: Authorized Signatory

TRUST COMPANY OF THE WEST

By:	/s/ Lazarus Sun
Name: Lazarus Sun
Title: Authorized Signatory

SCHEDULE I
BOARD OF DIRECTORS
OF
TCW GROUP, INC.

All of the following individuals are directors of The TCW Group, Inc.  Each director is a citizen of the United States of America unless otherwise specified below:

Mark L. Attanasio

Director

The TCW Group, Inc.

865 South Figueroa Street

Suite 1800

Los Angeles, California 90017

Glen E. Bickerstaff

Director

The TCW Group, Inc.

865 South Figueroa Street

Suite 1800

Los Angeles, California 90017

Philippe Citerne*

Chief Executive Officer

Societe Generale

17 Cours Valmy

92972 Paris, La Defense Cedex

France

Philippe Collas*

Chairman

SG Asset Management

Elf Tower, 2 Place de la Coupole

92078 Paris, La Defense Cedex

France

Robert A. Day

Director, Chairman of the Board & Chief Executive Officer

The TCW Group, Inc.

865 South Figueroa Street

Suite 1800

Los Angeles, California 90017

William C. Edwards

Partner

Bryan & Edwards

3000 Sand Hill Rd.

Bldg. 1, Ste. 190

Menlo Park, CA 94025

Ernest O. Ellison

Director, Vice Chairman

The TCW Group, Inc.

865 South Figueroa Street

Suite 1800

Los Angeles, California 90017

Richard N. Foster

Director

The TCW Group, Inc.

865 South Figueroa Street

Suite 1800

Los Angeles, California 90017

Jeffrey E. Gundlach

Director

The TCW Group, Inc.

865 South Figueroa Street

Suite 1800

Los Angeles, California 90017

Carla A. Hills

Hills & Company

901 Fifteenth Street, N.W., Suite. 400

Washington, DC 20005

Kent Kresa

Chairman Emeritus

Northrop Grumman Corporation

9601 Wilshire Boulevard, Suite 580

Beverly Hills, CA  90210

Thomas E. Larkin, Jr.

Director, Vice Chairman

The TCW Group, Inc.

865 South Figueroa Street

Suite 1800

Los Angeles, California 90017

David Lee

Managing General Partner

Clarity Partners

100 North Crescent Drive, Suite 300

Beverly Hills, CA  90210

Masatoshi Sato*

Director, Managing Director

SOMPO JAPAN INSURANCE INC.

26-1, Nishi-Shinjuku 1-Chrome,

Shinjuku-ku, Tokyo  160-8338

Japan

E.L. Shannon, Jr.

Investor, Rancher

14081 Summit Dr.

Whittier, CA 90602

Robert G. Sims

Private Investor

16855 W. Bernardo Dr., Ste. 250

San Diego, CA 92127-1626

Marc I. Stern

Director, President

The TCW Group, Inc.

865 South Figueroa Street

Suite 1800

Los Angeles, California 90017

James R. Ukropina

O’Melveny & Myers

400 S. Hope St., 15th Fl.

Los Angeles, CA 90071-2899

Damon P. deLaszlo*

Chairman of Harwin PLC

Byron’s Chambers

Albany, Piccadilly

London W1J 0AL

England

* Not a United States Citizen